UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.   )*

CHINA FIRE & SECURITY GROUP, INC.
(Name of Issuer)

Common Stock, (Par value $0.001 per share)
(Title of Class of Securities)

90915 R 105
(CUSIP Number)

March 20, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

90915 R 105

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Gangjin Li

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) ☑

3. SEC Use Only

4. Citizenship or Place of Organization:  People’s Republic of China

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 15,735,600
6. Shared Voting Power 0
7. Sole Dispositive Power 15,735,600
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person

15,735,600

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)

57.0%

12. Type of Reporting Person (See Instructions)

IN

CUSIP No.

90915 R 105

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Li Brothers Holdings Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) ☑

3. SEC Use Only

4. Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 12,768,000
6. Shared Voting Power 0
7. Sole Dispositive Power 12,768,000
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person

12,768,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)

44.52%

12. Type of Reporting Person (See Instructions)

CO

CUSIP No.

90915 R 105

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
China Honour Investment Limited

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) ☑

3. SEC Use Only

4. Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 2,667,600
6. Shared Voting Power 0
7. Sole Dispositive Power 2,667,600
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person

2,667,600

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)

9.30%

12. Type of Reporting Person (See Instructions)

CO

CUSIP No.

90915 R 105

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Alpha Great Holdings Limited

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) ☑

3. SEC Use Only

4. Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 9,051,600
6. Shared Voting Power 0
7. Sole Dispositive Power 9,051,600
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person

9,051,600

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)

32.8%

12. Type of Reporting Person (See Instructions)

CO

CUSIP No.

90915 R 105

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Jade Ground Holdings Limited

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) ☑

3. SEC Use Only

4. Citizenship or Place of Organization: British Virgin Island

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 9,051,600
6. Shared Voting Power 0
7. Sole Dispositive Power 9,051,600
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person

9,051,600

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)

32.8%

12. Type of Reporting Person (See Instructions)

CO

CUSIP No.

90915 R 105

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
LGJ Family Trust

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) ☑

3. SEC Use Only

4. Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 9,051,600
6. Shared Voting Power 0
7. Sole Dispositive Power 9,051,600
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person

9,051,600

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)

32.8%

12. Type of Reporting Person (See Instructions)

OO

CUSIP No.

90915 R 105

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
HSBC International Trustee Limited (not in its individual or corporate capacity but solely as trustee (the "Trustee") of LGJ Family Trust

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) ☑

3. SEC Use Only

4. Citizenship or Place of Organization: HSBC International Trustee Limited is organized under the laws of British Virgin Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 9,051,600
6. Shared Voting Power 0
7. Sole Dispositive Power 9,051,600
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person

9,051,600

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)

32.8%

12. Type of Reporting Person (See Instructions)

CO

CUSIP NO. 90915 R 105	Schedule 13G

ITEM 1	(a).	NAME OF ISSUER:

China Fire & Security Group, Inc. (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

China Fire & Security Group, Inc. South Banbidian Industrial Park Liqiao Township, Shunyi District Beijing F4 101304 People's Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

This Schedule 13G is filed by and on behalf of (a) Mr. Gangjin Li, (b) Li Brother Holdings Inc., (c) China Honour Investment Limited, (d) Jade Ground Holdings Limited, (e) Alpha Great Holdings Limited, (f) LGJ Family Trust and (g) HSBC International Trustee Limited as the Trustee of LGJ Family.  Li Brother Holdings Inc. is the record owner of 12,768,000 Common Shares of the Issuers, and China Honour Investment Limited is the record owner of 2,667,600 Common Shares of the Issuers, to which Mr. Gangjin Li is the sole director of both companies.  Alpha Great Holdings Limited owns 50% of Li Brothers Holdings Inc. and 100% of China Honour Investment Limited, owning 9,051,600 Common Shares of the Issuer and Mr. Gangjin Li is the sole director of Alpha Great Holdings Limited.  Jade Ground Holdings Limited owns 100% of Alpha Great Holdings Limited and Lion International Management Limited is sole director of Jade Ground Holdings Limited.  Jade Ground Holdings Limited is wholly owned by the LGJ Family Trust (the “Trust”), and HSBC International Trustee Limited is acting as the trustee (the “Trustee”) of the Trust. As the Trustee of LGJ Family Trust, the Trustee files this Schedule 13G voluntarily, and the filing should not be construed as an admission that the Trustee is the beneficial owner of the shares included in the Schedule 13G for purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934. Mr. Gangjin Li, LGJ Family Trust, Jade Ground Holdings Limited and Alpha Great Holdings Limited may be deemed to be the beneficial owners of the Common Shares of the Issuers owned by Li Brother Holdings Inc. and China Honour Investment Limited.  Mr. Gangjin Li, Li Brother Holdings Inc., China Honour Investment Limited, Jade Ground Holdings Limited, Alpha Great Holdings Limited and LGJ Family Trust are making this single, joint filing pursuant to Rule 13d-1(k) of the Act because each of them is reporting as to the beneficial ownership of the same securities and because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing or anything contained herein shall be deemed to be an admission by the reporting persons that a group exists.

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

For Gangjin Li:

China Fire & Security Group, Inc.
South Banbidian Industrial Park
Liqiao Township, Shunyi District
Beijing F4 101304
People's Republic of China

For Li Brothers Holdings Limited:
P.O. Box 3321;
Drake Chambers; Road Town
Tortola; British Virgin Islands

For China Honour Investment Limited
Pasea Estate
Road Town
Tortola, British Virgin Islands

For Jade Ground Holdings Limited:
Woodbourne Hall, Road Town,
Tortola, British Virgin Islands

For Alpha Great Holdings Limited:
Woodbourne Hall, Road Town,
Tortola, British Virgin Islands

For LGJ Family Trust:
Same as the Trustee address shown as below

HSBC International Trustee Limited:
Craigmuir Chambers
P O Box 71, Road Town,
Tortola, British Virgin Islands

ITEM 2	(c).	CITIZENSHIP:

Mr. Gangjin Li is a citizen of the People’s Republic of China.
Li Brothers Holdings Inc. is a British Virgin Islands corporation.
China Honour Investment Limited is a British Virgin Islands corporation.
Jade Ground Holdings Limited is a British Virgin Islands corporation.
Alpha Great Holdings Limited is a British Virgin Islands corporation.
LGJ Family Trust is a trust established under the laws of the Cayman Islands.
HSBC International Trustee Limited is organized under the laws of British Virgin Islands

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Common Shares

ITEM 2	(e).	CUSIP NUMBER:

90915 R 105

ITEM 3.	STATEMENT FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP NO. 90915 R 105	Schedule 13G	Page 7 of 8 Pages

ITEM 4.	OWNERSHIP.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Gangjin Li	15,735,600	57.0%	15,735,600	—	15,735,600	—
Li Brothers Holdings Inc.	12,768,000	44.5%	12,768,000	—	12,768,000	—
China Honour Investment Limited	2,667,600	9.30%	2,667,600	—	2,667,600	—
Jade Ground Holdings Limited	9,051,600	32.8%	9,051,600	—	9,051,600	—
Alpha Great Holdings Limited	9,051,600	32.8%	9,051,600	—	9,051,600	—
LGJ Family Trust	9,051,600	32.8%	9,051,600	—	9,051,600	—
HSBC International Trustee Limited	9,051,600	32.8%	9,051,600	—	9,051,600	—

Li Brother Holdings Inc. is the record owner of 12,768,000 Common Shares of the Issuers, and China Honour Investment Limited is the record owner of 2,667,600 Common Shares of the Issuers, to which Mr. Gangjin Li is the sole director of both companies.  Alpha Great Holdings Limited owns 50% of Li Brothers Holdings Inc. and 100% of China Honour Investment Limited, owning 9,051,600 Common Shares of the Issuer and Mr. Gangjin Li is the sole director of Alpha Great Holdings Limited.  Jade Ground Holdings Limited owns 100% of Alpha Great Holdings Limited and Lion International Management Limited is sole director of Jade Ground Holdings Limited.  Jade Ground Holdings Limited is wholly owned by the Trust, and HSBC International Trustee Limited is the Trustee of the Trust.   Mr. Gangjin Li, LGJ Family Trust, Jade Ground Holdings Limited and Alpha Great Holdings Limited may be deemed to be the beneficial owners of the Common Shares of the Issuers owned by Li Brother Holdings Inc. and China Honour Investment Limited. As the Trustee of LGJ Family Trust, the Trustee files this Schedule 13G voluntarily, and the filing should not be construed as an admission that the Trustee is the beneficial owner of the shares included in the Schedule 13G for purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934. Mr. Gangjin Li, Li Brother Holdings Inc., China Honour Investment Limited, Jade Ground Holdings Limited, Alpha Great Holdings Limited and LGJ Family Trust may also be deemed to be a group as defined in Rule 13d-5(b) under the Act, and each member of such group may be deemed to beneficially own the Common Shares beneficially owned by other members constituting such group.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: 

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

The members of this group are set forth as reporting persons on Schedule 13G.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2010

Gangjin Li

By:	/s/ Gangjin Li
Name: Gangjin Li

Li Brothers Holdings Limited

By:	/s/ Gangjin Li
Name: Gangjin Li
Title: Authorized Signatory of Li Brothers Holdings Limited

China Honour Investment Limited

By:	/s/ Gangjin Li
Name: Gangjin Li
Title: Authorized Signatory of China Honour Investment Limited

Alpha Great Holdings Limited

By:	/s/ Gangjin Li
Name: Gangjin Li
Title: Authorized Signatory of Alpha Great Holdings Limited

Jade Ground Holdings Limited

By:	/s/ West Lee
Name: West Lee
Title: Authorized Signatory of Jade Ground Holdings Limited

LGJ Family Trust

By:	/s/ West Lee
Name: West Lee
Title: Authorized Signatory of LGJ Family Trust

By:	/s/ Steven Wang
Name: Steven Wang
Title: Authorized Signatory of LGJ Family Trust

HSBC International Trustee Limited

By:	/s/ West Lee
Name: West Lee
Title: Authorized Signatory of HSBC International Trustee Limited

By:	/s/ Steven Wang
Name: Steven Wang
Title: Authorized Signatory of HSBC International Trustee Limited